Exhibit (e)(11)

Alcatel-Lucent

3 avenue Octave Gréard

75007 Paris

France

+33 1 40 76 10 10

December 23rd 2013

To:

Dear                     ,

The Company needs your full engagement and support to turn around our business and your full support to execute the Shift plan.

For that purpose the Board has agreed to implement a change of control clause for members of the Leadership team.

The purpose of this clause is to maintain a stable and effective management team essential to protecting and enhancing the best interests of the Company and its shareholders

This clause is split into various compensation components:

1.	Severance package for a defined period of time

2.	Equity Grants (Stock options),

3.	Performance shares

4.	Phantom Unit Grants

1.	The change of control severance benefits consist of a cash payment equal to the severance policy applicable in the home country of the EXCOM member with a minimum 1.5 times (i.e. 18 months) the executive’s annual Total Target Compensation (base salary plus target bonus) for the fiscal year in which the change of control or the executive’s termination occurs.

This clause applies if the beneficiary is terminated without cause or there is any material reduction of the duties within 12 months following the change of control.

2.	For Equity Grants (past stock options not yet vested): Each outstanding award will vest in full without any performance conditions to be fulfilled and, become immediately exercisable in the event of a change of control

3.	For the performance shares: An exception to the 2 year presence condition will be granted and as such the continued employment condition will be deemed satisfied notwithstanding any termination of your employment contract prior the expiration of the Vesting Period. Performance Share conditions will either be redefined, or the performance shares will be replaced or cancelled. If cancelled, new performance shares will be granted or compensation in lieu of will be provided.

4.	For Phantom Units: Each outstanding award of Phantom units will vest in full without any performance conditions to be fulfilled and, become immediately acquired and at his disposal (no more escrow account) in the event of a change of control. The value of each phantom unit will be equal to the average of the last 20 quotations days before the event occurs (i.e. before acceleration of the vesting).

Again, thank you. I am happy to count you as a valued member of the team.

Regards,

Michel Combes

CEO